Supplementary Information (Unaudited)

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investment the Company holds in Union Resources should be valued at the lower of cost or fair market value. However, according to IAS 39, this investment would be recorded at fair market value. The fair market value, as at December 31 2005, was $9.2 million, which exceeded the carried cost value by $5.8 million.

Adoption of annual report

The annual report has been submitted by the Board of Directors on March 30, 2006. The balance sheets and profit and loss accounts are to be adopted by the Company's shareholders at the annual general meeting on May 31, 2006.

Compensation to Directors and Management

Remuneration and other compensation Board of Directors

As resolved by the Board of Directors, remuneration is paid to the Chairman of the Board and Directors in the amount of USD 180,000 per year to the Chairman and SEK 250,000 to each of the other directors, elected by the Annual General Meeting. In addition, remuneration is paid to each member of the Audit, Governance and Compensation committees in the amount of SEK 50,000 per year. All expenses incurred by Directors in respect of their duties are reimbursed by the Company.

No separate remuneration is paid to the President and Chief Executive Officer,"CEO" in his capacity as a Director of the Board.

Remuneration of Management

It is the responsibility of the Board of Directors to review and recommend compensation policies and schemes for the Company, and to set salary and benefit levels and award incentive stock options.

The Company's compensation policy is designed to be competitive with similar mineral exploration and mining companies and will recognize and reward executive performance consistent with the success of the Company's business. The current compensation plan for the President and Chief Executives consists of salary, benefits, bonuses, pensions and incentive stock options. In establishing levels of compensation, the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. "Other Chief Executives" refers to the three employees, Kjell Larsson, Neil O´Brien and Anders Haker that together with the President constitute the Company's Management.

Compensation Committee

As of April 13, 2005, the Board constituted a Compensation Committee to administer the Company's executive compensation program. The Compensation Committee is comprised of Messrs. John H. Craig, William A. Rand and Lukas H. Lundin, a majority of whom are independent directors. The Compensation Committee shall meet at least annually to receive information on and determine matters regarding executive compensation in accordance with policies approved by the Board. Recommendations for changes to the policies shall be reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Company's overall goals.

Severance pay

The President and CEO obtains benefits according to prevailing terms of the Company. The contract is for a term of two years commencing April 15, 2005 and expiring on April 15, 2007. The contract will be renewed and the conditions unchanged unless, not less than three months prior to the expiration of the contract either party shall have given written notice to the other that it does not wish to further extend the contract.

If the employment is terminated for any reason other than (a) for cause of the President and Chief Executive Officer; (b) by the voluntary resignation; or (c) by the non-renewal of the contract, then the President and Chief Executive Officer is entitled to be paid the equivalent of his remuneration for the balance of the unexpired term of the employment contract, i.e. to and until April 15, 2007. In the event of a change of control of the Company, the President and CEO is entitled to receive the termination compensation equal to nine months base salary. This payment will be less any severance payments to which the President and CEO may be entitled at law in respect of the termination of the employment.

The Company and the Company's other Chief Executives have a mutual term of notice of six to twelve months. In the event of termination on part of the Company a severance pay of six to twelve monthly salaries is payable. The severance pay will not be settled against any other income. In the event of termination on part of a Chief Executive no severance pay is granted.

Pensions

For the President and Chief Executive Officer and other Chief Executives, the Company applies pension insurances with fixed fees. Pension costs refer to the expenses that affect the net result for the year. The retirement age is 65 years and the pension agreement stipulates that pension provisions shall amount to 25-35 percent of the pension-entitled salary.

Remunerations and other benefits during the year

	Board
	remuneration/	Variable	Other	Pension	Financial
USD	Base salary	salary	benefits	expense	instruments	Total
Chairman
of the Board	$180,000	$-	$-	$ -	$ -	$180,000
Other Board
members	267,716	-	-	-	-	267,716
President and CEO	282,605	46,850	1,500,000	39,588	164,631	2,033,674
Other Chief
Executives
(three individuals)	351,655	51,535	7,126	92,964	378,652	881,932

Total	$1,081,976	$98,385	$1,507,126	$ 132,552	$ 543,283	$3,363,322

Exchange rates, SEK/USD: 7.4706; CAD /USD: 1.2118

Comments on the table:

  Base salary in 2005 of $ 282,605 consists of $63,879 paid to the previous President and CEO for the period January 1 to April 14 and $218,726 paid to the current President and CEO for the period April 15 to December 31.

  Variable salary was expensed in 2005, but will be settled in cash in 2006. Actual variable salary corresponds to two months salary for the President and the other Chief Executives.

  Other benefits of $1,500,000 were paid to the previous President and CEO upon termination of contract.

"Financial instruments" in the table above refers to calculated fair value at the time of issue for those stock options that Chief Executives were granted free of charge in 2005. For disclosure of the valuation of the stock options, see below.

Allocated incentive stock options

	Plan 2004/2006		Plan 2005/2007
		Previous year		Current year
		Value/benefit,		Value/benefit,
	Number	USD	Number	USD
Chairman of the Board	-	$-	-	$-
Other Board members	-	-	-	-
President and CEO	100,000	267,763	100,000	164,631
Other Chief Executives
(three individuals)	-	-	225,000	378,652
Total	100,000	$267,763	325,000	$543,283

During 2004 the President and CEO was granted stock options free of charge. Up to December 31, 2005, the President and three Chief Executives were granted stock options free of charge. The fair value of the options issued under the incentive scheme program has been calculated in accordance with the Black-Scholes options valuation model. Based on an analysis of the historic volatility for the Company's and comparable companies' market value, the expected volatility during the duration of the options has been estimated to be 30 percent. The terms for the option plan are stated in note 10(b) of the Consolidated Financial Statements.